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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Noble International, Ltd.

(Name of Issuer)

Common Stock, $.00067 per share

(Title of Class of Securities)

655053106

(CUSIP Number)

with a copy to:
ArcelorMittal S.A.
19, avenue de la Liberté	DLA Piper US LLP
L-2930 Luxembourg	1251 Avenue of the Americas
Grand Duchy of Luxembourg	New York, NY 10020
+352 4792 2414	(212) 335-4517
Attn: Henk Scheffer	Attn: Marjorie Sybul Adams, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655053106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): ArcelorMittal S.A. Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: None
8. SHARED VOTING POWER: 11,689,450
9. SOLE DISPOSITIVE POWER: None
10. SHARED DISPOSITIVE POWER: 11,689,450

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,689,450
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 49.4
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 655053106

This Amendment No. 2 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed jointly on March 26, 2007 by Arcelor S.A. (“Arcelor”), a Luxembourg corporation, and Mittal Steel Company N.V. (“Mittal Steel”), a Netherlands corporation, with respect to shares of common stock, $0.00067 par value per share (“Common Stock”), of Noble International, Ltd. (the “Company”) and as amended on August 31, 2007. Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background

ArcelorMittal S.A., the Luxembourg corporation formerly named Arcelor S.A. (“ArcelorMittal” or the “Reporting Person”), is filing this Amendment No. 2 to the Schedule 13D. On September 3, 2007, Mittal Steel merged into ArcelorMittal, then a wholly owned subsidiary of Mittal Steel, with ArcelorMittal being the surviving corporation. On November 13, 2007, ArcelorMittal merged into Arcelor, with Arcelor being the surviving corporation, and Arcelor was renamed ArcelorMittal.

ArcelorMittal’s principal offices are located at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. ArcelorMittal is the world’s largest steel producer.

The names, citizenship, present principal occupation or employment and principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of ArcelorMittal, are set forth in Schedule A hereto and incorporated by reference herein.

Neither ArcelorMittal nor, to its knowledge, any person listed in Schedule A, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which ArcelorMittal or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

On February 29, 2008, ArcelorMittal and the Company entered into a commitment letter (the “Commitment Letter”) pursuant to which it committed to provide, subject to the satisfaction of certain conditions, subordinated debt financing to Noble in the form of a convertible subordinated loan in the original principal amount of $50 million (the “Convertible Loan”). The commitment is subject, among other things, to the negotiation, execution and delivery of definitive documentation with respect to the Convertible Loan. The Commitment Letter is described in more detail in Item 6 below.

As of February 29, 2008, Arcelor and Skandalaris were in discussions regarding a Sale Option Exercise Agreement, pursuant to which ArcelorMittal would purchase 2,439,055 shares of Common Stock held by Mr. Skandalaris, members of his family and certain entities controlled by them (such family and entities, the “Skandalaris Affiliates”). The Sale Option Exercise Agreement is intended to settle certain disputes concerning the rights and obligations of Mr. Skandalaris and ArcelorMittal related to the “Sale Option” under Sections 3.3 and 3.5 of the Standstill and Stockholder Agreement. The currently proposed terms of the Sale Option Exercise Agreement are described in Item 6 below.

Except as described in Item 6, as amended hereby, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP No. 655053106

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than general discussions by and among the board of directors to fill existing board vacancies with new independent directors;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The Reporting Person may be deemed to beneficially own an aggregate of 11,689,450 shares of Common Stock, which comprise the Arcelor Shares and the Skandalaris Shares, and constitute approximately 49.4% of the shares of Common Stock outstanding. The calculation of the number and percentage of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person is based on the information contained in the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2007, as adjusted, based upon information provided by the Company, to include subsequent exercises of options and the vesting of restricted shares.

The Reporting Person may be deemed to beneficially own the Skandalaris Shares, as to which the Reporting Person disclaim beneficial ownership, and this filing and the Reporting Person’s responses herein shall not be constructed as an admission that the Reporting Person is the beneficial owners of such shares of Common Stock or have formed a group together with Mr. Skandalaris. As a result of entering into the Standstill and Stockholder Agreement, the Reporting Person and Mr. Skandalaris may be deemed to share voting and investment power over the shares of Common Stock owned by each of them, but only as to the matters specified in the Standstill and Stockholder Agreement.

(c) Neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed on Schedule A to the Schedule 13D, has effected any transaction relating to the Common Stock during the past 60 days.

CUSIP No. 655053106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Company

Commitment Letter. Pursuant to the Commitment Letter, ArcelorMittal proposes to provide subordinated debt financing to the Company in the form of a convertible subordinated loan in the original principal amount of $50 million. The Commitment Letter provides that the Convertible Loan would bear interest at the rate of 6% per annum and mature on a date five years from the date of disbursement. The Convertible Loan initially would be convertible into shares of Common Stock at $15.75 per share, a price equal to a 25% premium over the simple average of each trading day’s volume weighted average price (“Average Price”) from and including January 15, 2008 to and including February 15, 2008 (the “Initial Conversion Price”), subject to adjustment as follows. On each of June 30, September 30, and December 31, 2008 and March 31, 2009 (each, a “Reset Date”), the conversion price will adjust to the lower of (i) the conversion price in effect at such Reset Date and (ii) a 30% premium over the Average Price for the 30 days ending on the last trading day immediately preceding such Reset Date (but not below a 30% premium over an Average Price of $8.00, i.e., $10.40 per share); provided that, in the absence of approval by the Company’s stockholders, in no event would the number of shares issuable upon conversion exceed 20% of the Company’s outstanding shares on the date of disbursement of the loan. Accordingly, partial conversions of the loan would be permitted.

The Convertible Loan is subject to several conditions including that the Company’s Board of Directors approves and the Company agrees: (a) to avail itself of the “controlled company” exemption regarding corporate governance requirements under the NASDAQ listing requirements at any time that ArcelorMittal’s beneficial ownership (including shares held by ArcelorMittal’s affiliates) exceeds 50% of the outstanding shares of Common Stock; (b) that the majority of the Board of Directors and Nominating Committee of the Board will be nominated by ArcelorMittal; and (c) to waive the applicability to ArcelorMittal of the standstill provisions and other provisions of the Standstill and Stockholders Agreement.

The commitment is subject to the negotiation, execution and delivery of definitive documentation with respect to the Convertible Loan, which is satisfactory to ArcelorMittal. In addition, ArcelorMittal may terminate its commitment in certain events and the Commitment Letter automatically terminates upon the earlier to occur of (a) the execution and delivery of loan documentation by all of the parties thereto, or (B) April 1, 2008, if the loan documentation shall not have been executed and delivered by all parties prior to that date.

From the date of the Commitment Letter until the close of business on March 10 2008, absent the prior written consent of ArcelorMittal in each instance, neither the Company nor any of its subsidiaries may issue, agree to issue or enter into any arrangements for the issuance of any debt or equity securities of, nor obtain or agree to obtain any bank financing for, the Company or any of its subsidiaries. The Commitment Letter does not in any way restrict the Company from soliciting, encouraging or responding to any proposals relating to an alternative financing proposal after March 10, 2008.

The foregoing summary is qualified in it entirety by reference to the full text of the Commitment Letter filed as Exhibit 7 hereto.

Possible Share Acquisition. Pursuant to the terms of the currently proposed Sale Option Exercise Agreement:

•	ArcelorMittal would purchase 2,439,055 shares of Common Stock from Mr. Skandalaris and the Skandalaris Affiliates for $14 per share.

•

The closing of ArcelorMittal’s purchase of the 2,439,055 shares of Common Stock (the “Closing”) would occur two business days following the satisfaction of certain conditions precedent including the signing of a definitive agreement for the Convertible Loan.

CUSIP No. 655053106

•	ArcelorMittal would have the option to purchase the remaining shares of Common Stock held by Mr. Skandalaris, exercisable within 60 days following the Closing.

•	Mr. Skandalaris would resign as a member of the Board of Directors of the Company and its Chairman as of the Closing.

•	Mr. Skandalaris’ rights under the Standstill and Stockholder Agreement and Registration Rights Agreement would terminate.

•

Mr. Skandalaris’ would resign from his employment with the Company under the employment agreement between the Company and Mr. Skandalaris dated March 13, 2002 and remain bound by his surviving obligations thereunder.

The foregoing terms are subject to negotiation and, if agreement is reached, entry into a definitive Sale Option Exercise Agreement by Mr. Skandalaris, the Skandalaris Affiliates and ArcelorMittal.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7 Commitment Letter by and between ArcelorMittal and the Company dated February 29, 2008.

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: March 4, 2008

ArcelorMittal S.A.

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

CUSIP No. 655053106

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF ARCELORMITTAL

The executive officers and directors of ArcelorMittal are set forth below. Unless otherwise indicated, each individual’s business address is c/o ArcelorMittal, 19, avenue de la Liberté, L-.2930 Luxembourg, Grand Duchy of Luxembourg.

Executive Officers of ArcelorMittal

Name	Title	Citizenship
Lakshmi N. Mittal	President and Chief Executive Officer Member of the Group Management Board	India

Aditya Mittal	Chief Financial Officer Member of the Group Management Board Responsible for Finance, M&A, Strategy, Flat Products Americas	India

Michel Wurth	Member of the Group Management Board Responsible for Flat Products Europe, Products Development and R&D, Global Customers	Luxembourg

Gonzalo Urquijo	Member of the Group Management Board Responsible for Long Products, Steel Solutions and Services, Corporate Responsibility	Spain

Malay Mukherjee	Member of the Group Management Board Responsible for Asia, Africa, Mining, CIS	India

Davinder K. Chugh	Senior Executive Vice President	India

Sudhir Maheshwari	Executive Vice President Finance and M&A	India

Bhikam C. Agarwal	Executive Vice President Responsible for Financial Controlling	India

CUSIP No. 655053106

Directors of ArcelorMittal

Name	Principal Occupation	Citizenship
Joseph Kinsch	Retired CEO of Arcelor and Chairman of the Board of Directors	Luxembourg

Lakshmi N. Mittal	President and Chief Executive Officer	India

Vanisha Mittal Bhatia	Investor	India

Narayanan Vaghul	Chairman of ICICI Bank	India

Wilbur L. Ross, Jr.	Investor	USA

Lewis B. Kaden	Vice-Chairman and Chief Administrative Officer of Citigroup	USA

François H. Pinault	Investor	France

José Ramón Álvarez Rendueles	Retired Governor of the Bank of Spain	Spain

Sergio Silva de Freitas	Member of the International Advisory Board of Banco Itau	Brazil

Georges Schmit	Director General of the Ministry of Economy and Foreign Trade, Luxembourg	Luxembourg

Edmond Pachura	Chairman of UNAS, Paris	France

Michel Angel Marti	Retired President of CFDT union, France	France

Manuel Fernández López	Secretary General of M.C.A-U.G.T union	Spain

Jean-Pierre Hansen	Vice-Chairman of the Executive Committee and Senior Executive Vice-President of SUEZ	Belgium

John O. Castegnaro	Member of Luxembourg Parliament	Luxembourg

Antoine Spillmann	Asset Manager and Executive Partner of Bruellan	Switzerland

CUSIP No. 655053106

Name	Principal Occupation	Citizenship
H.R.H. Prince Guillaume of Luxembourg	Prince of Luxembourg	Luxembourg

Romain Zaleski	Investor	France